UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 12d-2(a)

(Amendment No. 1)

The Brazilian Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

105884100

(CUSIP Number)

Jeffrey B. Larson

Sowood Capital Management LP

500 Boylston Street, 17th Floor

Boston, Massachusetts 02116

(617) 603-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

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CUSIP No. 105884100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS Sowood Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IA

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of The Brazilian Equity Fund, Inc., a Maryland corporation (the “Issuer”), which has its principal executive offices at c/o Credit Suisse Asset Management, LLC, 466 Lexington Avenue, New York, New York 10017.

Item 2. Identity and Background

This statement is filed by Sowood Capital Management LP (“Sowood”), a Delaware limited partnership. The principal executive offices of Sowood are located at 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116. Sowood is an investment manager.

Information relating to each of the directors, executive officers and controlling persons of Sowood is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the directors, executive officers and controlling persons of Sowood is a citizen of the United States of America.

None of Sowood or, to the best of Sowood’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of Sowood or, to the best of Sowood’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Except as described in Item 4 of filings on Schedule 13D by President and Fellows of Harvard College (“Harvard”) with respect to the Issuer, Sowood does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a) Sowood does not beneficially own any shares of Common Stock.

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(b) Sowood does not have the power to vote or dispose of any shares of Common Stock.

(c) On April 28, 2005, the Issuer announced that, in connection with the Issuer’s liquidation, the Issuer’s net assets would be distributed in cash payments to record holders of Common Stock as of the close of business on April 29, 2005. On May 2, 2005, President and Fellows of Harvard College (“Harvard”) surrendered 1,757,000 shares of Common Stock to the Issuer in return for $9.60 per share. Sowood had assumed sole dispositive power with respect to such shares of Common Stock pursuant to an investment management agreement dated as of July 1, 2004 between Harvard and Sowood.

(d) Not applicable.

(e) On May 2, 2005, Sowood ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit A — Information concerning the directors, executive officers and controlling persons of Sowood.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2005	SOWOOD CAPITAL MANAGEMENT LP

	By:	/s/ Megan Kelleher
	Name:	Megan Kelleher
	Title:	Principal

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EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy
A	Information Concerning the Directors, Executive Officers and Controlling Persons of Sowood	7

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EXHIBIT A

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF

SOWOOD CAPITAL MANAGEMENT LP

The names of the directors and executive officers of Sowood and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director, executive officer or controlling person is c/o Sowood Capital Management LP, 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116.

Name	Office/Position
Jeffrey B. Larson	Principal and Portfolio Manager of Sowood
Stuart Porter	Principal and Portfolio Manager of Sowood
Richard Dowd	Principal and Chief Financial Officer of Sowood
Megan Kelleher	Principal and General Counsel of Sowood

CONTROLLING PERSON OF SOWOOD CAPITAL MANAGEMENT LP

Sowood Capital Management LLC is the general partner of Sowood. The managing member of Sowood Capital Management LLC is Jeffrey B. Larson.

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